RBC RosBusinessConsulting

Securities and Exchange Commission
File No: 82-34864

SEC MAIL PROCESSING
RECEIVED
NOV 29 2005
WASH. D.C. 209 SECTION

25.11.2005

05012945

SUPPL

Dear Sirs,

Please find attached the following documents of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. The press release 'RBC awarded by the Expert Rating Agency for success on the stock market'.
2. The latest version of the corporate presentation.

Sincerely yours,

Natalia Makeeva
Chief Investor Relations Officer

PROCESSED
DEC 05 2005
THOMSON FINANCIAL

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: (095) 363-11-11, 363-11-22; fax: (095) 363-11-25.

File No: 82-34864

RBC RosBusinessConsulting

RBC awarded by the Expert Rating Agency for success on the stock market

Moscow, November 23, 2005 – The Expert RA rating agency has published a rating list Expert 200/400 of Russia's top 400 companies in terms of revenue and top 200 companies by market capitalization. Based on results of 2005, OAO RBC Information Systems (**RTS, MICEX: RBCI**) was ranked 68th by market capitalization, climbing from last year's 81st place, and received an award in the category 'Success on the Stock Market'.

The main objective of the Expert-200/400 rating is to distinguish Russia's largest companies and, based on their performance, analyze the role of the large business in the country's economic development, its structure and the main on-going trends. Today, Expert-200/400 is the most representative list of top Russian companies. Since the launch a decade ago, the rating has gained recognition both in Russia and abroad.

Expert-200/400 includes 200 Russian companies whose liquidity meets Expert's criteria and ranks them in five categories from 'A' to 'E' in the descending order. Their market capitalization was taken as of September 1, 2005. RBC was assigned liquidity category 'A' (high liquidity). RBC was the only company out of ten that participated in the rating and belonged to the 'Information Technologies' sector to be included in the Capitalization-200 rating. Its market capitalization reached USD740.8m as of November 21, 2005.

Investor contact: Natalia Makeeva
Tel: +7 (095) 363-1111 (ext. 1369), e-mail: ir@rbc.ru,
Web: www.rbcinfosystems.com

File No: 82-34864



RBC Information Systems

RUSSIA'S LEADING MEDIA & IT GROUP

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this presentation may contain statements of future expectations and other forward-looking statements. These expectations are based on the management's current views and assumptions, and involve known and unknown risks and uncertainties. It is possible that the company's actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect the firm's future results, see "Risk Factors" in the company's latest Annual Report at www.rbcinfosystems.com. RBC assumes no obligation to update any forward-looking information contained in this presentation.

BACK TO THE BEGINNING

CONTENTS



BACK TO THE BEGINNING

WHO WE ARE

HISTORIC MILESTONES

- Established in 1993 as a financial & business information agency
- Built from the scratch, no privatized assets involved
- www.rbc.ru becomes a major advertising platform on the Russian Internet in 1999
- RBC's IT branch develops into a fully-fledged IT business in 2000
- Conducted Russia's first successful IPO in 2002
- Launched business television station RBC TV in 2003

BACK TO THE BEGINNING

File No: 82-34864

RBC TODAY



- Russia's major Media & IT group
- The largest business audience of all of business mass media in Russia
- RBC's combined audience (TV + Internet) is about 10 mln people
- Large and diverse client base - over 2 000 advertising clients and more than 250 IT clients
- Ranked among 100 largest East European companies by The Financial Times

BACK TO THE BEGINNING

RBC TODAY



- Over 1,400 employees
- Experienced management team with proven ability to grow sales and increase earnings
- Emphasis on growth, both organic and acquisitive
- Number 51 on the Deloitte rating of the 500 fastest growing hi-tech companies in EMEA
- 1/3 of the Board is comprised of independent directors

BACK TO THE BEGINNING

RBC TODAY



- Number 8 in the S&P Transparency and Disclosure Survey of 67 largest Russian companies with publicly traded securities
- Top grade (A-class) on the Corporate Governance Rating of the Expert rating agency in 2004
- IR Magazine award for one of the best overall Investor Relations among Russian small & mid-cap companies in 2004

BACK TO THE BEGINNING

WE ARE A GROWING COMPANY ENJOYING HIGH MARGINS

Forecast for 2005

Revenue	$98.0m
EBITDA	$29.4m
Net profit	$22.0m

Breakdown of revenue (2005F)


IT business 31%
Media business (incl. TV) 69%

BACK TO THE BEGINNING



MEDIA BUSINESS

BACK TO THE BEGINNING

GROWTH DRIVERS - MEDIA MARKET



- Continued oil price growth and Russia's strong fundamentals
- 10% of the population make 1/3 of the total Russian income
- Expansion of the middle class
- Many prominent foreign brands enter Russia
- Growing number of public companies
- Increasing demand for business information
- Consolidation of the media industry
- But! The industry is sensitive to the macroeconomic backdrop

BACK TO THE BEGINNING

GROWTH DRIVERS - MEDIA MARKET

RUSSIA'S ADVERTISING MARKET ENJOYS HIGH DOUBLE-DIGIT GROWTH RATES


Russian advertising market 2002 - 2006F
6
5
4
3
2
1
0
$2.2bn
$2.9bn
$3.9bn
$4.6bn
$5.3bn
2002
2003
2004
2005F
2006F
Volume

Spectacular growth rate:
CAGR (2001-2004) = 43%

Source: Association of Communication Agencies of Russia (ACAR), TNS Gallup

BACK TO THE BEGINNING

GROWTH DRIVERS - MEDIA MARKET

Russia's media advertising has yet to catch up with international levels


Advertising spending per capita in 2004 (USD)
USD
500
400
300
200
100
0
24
81
132
192
286
454
Russia
Poland
Czech Republic
Hungary
Europe
USA

Advertising revenues as a % of GDP in 2004	
Russia	0.69%
Poland	1.43%
Czech Republic	1.53%
Hungary	2.24%
USA	2.25%

Source: ACAR, ZenitOptimedia, Aegis, Eurostat, Database Central Europe, RBC

BACK TO THE BEGINNING

RUSSIAN ADVERTISING MARKET


Composition of the Russian advertising market in 2004, %
Other 1%
Television 44%
Outdoor advertising 18%
Internet 1%
Print media * 31%
* including magazines, newspapers and specialized editions
Radio 5%

RBC has entered the largest segment on the advertising market

- Television accounts for almost 1/2 of all advertising budgets
- TV advertising segment grew 37% in 2004
- Internet advertising shows the fastest growth (+67% in 2004)

Source: Association of Communication Agencies of Russia (ACAR)

BACK TO THE BEGINNING

3.9 MILLION PEOPLE MADE ALL MAJOR PURCHASES IN RUSSIA IN 2004

Composition of the Russian population

143.4 mln	Total population of Russia in 2004
107.6 mln	Pensioners, children and rural population
25.2 mln	Urban population with incomes < $300 / month
6.7 mln	Urban population with incomes of $300-$800 / month
3.9 mln	People with monthly incomes > $800

Source: the Russian State Statistics Agency , 2002, 2004

The audience targeted by premium brands is only 3.9 million people!

BACK TO THE BEGINNING

KEY FACTS ABOUT RBC TV

The channel went live in September 2003 in cooperation with CNBC and CNN
RBC TV is the first and only Russian business television channel

CONTENT:

- 90% of content is dedicated to Russia
- 10% is international coverage



- Active broadcasting from 7 a.m. to 1 a.m.
- Program recaps from 1 a.m. to 7 a.m.

PROGRAMMING:

- financial, stock market and general business news every 30 minutes
- analytical programs, press digests, feature programs and expert commentaries
- Distribution: a combination of cable, satellite and terrestrial broadcasting
- Visual format: two crawlers, graphic information in ticker and block formats, live broadcasts through remote cameras

BACK TO THE BEGINNING

RBC TV IS QUICKLY GAINING AUDIENCE

	Mln viewers 2004	Mln viewers 2005	Growth
Daily audience (weekends)	1.340	1.723	28.6%
Daily audience (week-days)	1.680	2.191	30.4%
Weekly audience	3.094	3.729	20.5%
Monthly audience	-	4.839	-

Source: COMCON-Media, June 2005

The weekly audience surged 20% in the 7 months from October 2004 to June 2005

In terms of average viewing time, RBC TV comes 2nd after the largest national TV channel

Average viewing time (min/week)

ORT	447
RBC TV	365
RTR	296
STS	248
NTV	238
TNT	205

Source: COMCON-Media, June 2005

BACK TO THE BEGINNING

×

PORTRAIT OF RBC TV VIEWERS

- 55.5% are men
- 38 years is the average age
- 59.7% have a higher education
- 33% are company owners, chief executives and top managers



- 64.1% are ready to pay more to buy quality products
- 33.2% made transactions with real estate and securities over the past year
- 63.8% discussed subjects raised by RBC TV with colleagues and made decisions based on information provided by RBC TV

Source: COMCON-Media, June 2005

BACK TO THE BEGINNING

BUSINESS WILL NOT WAIT FOR MORNING NEWSPAPERS

Newspapers were mulling over who had bought Yuganskneftegaz...



ВЕДОМОСТИ


«Газпромнефть» не спешит уходить
стр. 13

Коммерсантъ

... when RBC reported it was Rosneft


РБК

BACK TO THE BEGINNING

HIGH-CALIBER OFFICIALS CHOOSE RBC TV

We present interviews with over 3,000 company chiefs a year.
If they are not on RBC TV, they are watching RBC TV.

- Alexey Kudrin
  Russian Finance Minister
- Alexander Shokhin
  President, Russian Union of Industrialists and Entrepreneurs
- Michel Perhirin
  Chairman of the Managing Board, Raiffeisen Bank
- Sergey Kozlov
  Head of Motorola in Russia and the CIS
- Matt Donnelly
  President, Rolf Group
- Valeriy Yashin
  General Director, Svyazinvest

BACK TO THE BEGINNING

File No: 82-34864

RBC HAS OVER 2000 ADVERTISERS ON THE INTERNET AND TV

- Real estate & construction firms
- Banks & financial organizations
- Car manufacturers & dealers
- Telecom & hi-tech companies
- B2B service providers
- Luxury goods producers
- Listed companies & bond issuers



IT BUSINESS

BACK TO THE BEGINNING

IT MARKET IN RUSSIA IS ONLY 1.4% OF GDP COMPARED TO 5% IN THE USA


IT market
9
8
7
6
5
4
3
2
1
0
15%
4.7
24%
5.8
25%
7.25
23%
9.0
2002
2003
2004
2005E
Volume, bn USD
Increase, %

Source: IDC, EITO, CNews


IT market breakdown by sector in 2004
IT services (IT consulting, maintenance, training, etc.) 25%
Hardware & peripherals 64%
Software 11%

Source: the Russian Communications Ministry

BACK TO THE BEGINNING

GOVERNMENT IT SPENDING IS A MAJOR DRIVING FORCE BEHIND IT GROWTH


State spending for IT programs
3
2
1
0
$0.9bn
$1.8bn
$2.3bn
$3bn
2003
2004
2005F
2006F
Volume

CNews, Russian Communication Ministry

State orders account for up to 25% of the total IT market.

Favorable macro encourages further investments in IT development in Russia.

BACK TO THE BEGINNING

IT BUSINESS: RBC'S POSITION



- One of the largest players on the Russian IT market
- RBC is ranked 11th on the iOne-2004 rating of leading software developers in Russia
- Innovative solutions and software products
- Over 270 IT professionals
- Co-operation with leading foreign and Russian institutions: Microsoft, Intel, IBM, Oracle, Siebel, Thawte, Verisign, Documentum, Sun, Saba Learning, i2, RosNIIROS and others.

BACK TO THE BEGINNING

File No: 82-34864

IT BUSINESS: CORPORATE SOLUTIONS

We provide a wide range of IT services for our clients

IT Services

- R&D
- Turnkey solutions
- General software programming
- Offshore programming
- System integration
- IT consulting

Solutions for:

- Financial institutions
- Transport / Logistics
- Government agencies
- Oil and gas
- Law firms
- Mass media

BACK TO THE BEGINNING

WE PROVIDE SOLUTIONS FOR A WIDE SPECTRUM OF CLIENTS

RBC's total customer base exceeded 250 clients in 2004

Breakdown of IT revenues


Government contracts
35%
Russian corporations
45%
Foreign clients
20%

BACK TO THE BEGINNING


WE PROVIDE SOLUTIONS FOR A WIDE SPECTRUM OF CLIENTS
Russian State Statistics Committee
the World Bank
the Bolshoi Theater
Permanent Committee of the Russia-Belarus Union
Rossiya Insurance Company
Russian State Customs Committee
Gazprom
LUKoil
Russian Railroad Ministry
Kazkommertsbank
Bank TuranAlem
Trade Ministry
Russian State Library
Atomic Energy Ministry
the Moscow Kremlin
Economic Development and Trade Ministry
Golden Telecom
Russian Chamber of Commerce and Industry
USAID
Gazprom
TO THE BEGINNING



GROWTH STRATEGY

BACK TO THE BEGINNING

GROWTH STRATEGY



- Our strategy is a balanced mix of organic and acquisitive growth in the media and IT fields
- Concentration on the electronic media
- Market share gains in the Internet and TV segments
- Development of multi-channel delivery for RBC content
- Expansion to the Ukrainian media market

BACK TO THE BEGINNING

RBC MAKES TWO IT ACQUISITIONS

Acquisition #1: Helios Computer

- Core business: system integration
- RBC pays 4.25x P/E for a 51% stake with an option to buy the remaining 49% paying 6x P/E over 3 years

Acquisition #2: ASKO-TBS Consulting

- Core business: IT consulting
- RBC acquires a 51% stake paying 6x P/E

- Total staff of the acquired firms: ~ 200 employees
- Combined acquired client base: over 150 organizations
- Combined acquired revenue estimation: ~ $50m in 2006

BACK TO THE BEGINNING

FINANCIAL PROJECTIONS

BACK TO THE BEGINNING

INCOME STATEMENT (MLN USD)

	2003				2004				2005F			
	Revenue	EBITDA	Net Profit		Revenue	EBITDA	Net Profit		Revenue	EBITDA	Net Profit	
	$m	$m	$m	NPM	$m	$m	$m	NPM	$m	$m	$m	NPM
IT	17.0		12.8*	28%	25.9		15.4*	25%	30.5		20.0	27%
Media	28.5				36.7				42.5			
TV	6.0		-8.9*	-	17.1		-5.0*	-	25.0		2.0	8%
Total	51.5	8.4	3.9	8%	79.7	19.8	10.4	13%	98.0	29.4	22.0	22%

* based on management accounts in accordance with IFRS (unaudied)

BACK TO THE BEGINNING


REVENUE, EBITDA AND PROFIT AFTER TAX (MLN USD)
120
100
80
60
40
20
0
9.9
14.8
31.5
3.9
8.4
51.5
10.4
19.8
79.7
22.0
29.4
98.0
2002
2003
2004
2005F
Profit after tax
EBITDA
Total revenue
* profit decrease in 2003 and 2004 was due to the negative effect of RBC TV
BACK TO THE BEGINNING


SHAREHOLDING STRUCTURE
Free float
44.5%
Mr. Kaplun
18.5%
Mr. Belik
18.5%
Mr. Morgulchik
18.5%
The current free float is around 44.5%
RBC launched 1-Level ADR program with The Bank of New York in 2005
BACK TO THE BEGINNING

MANAGEMENT TEAM / BOARD OF DIRECTORS

WE HAVE A STRONG AND DYNAMIC MANAGEMENT TEAM

- **German Kaplun**
  - Chairman of the Board
- **Alexander Morgulchik**
  - Vice-Chairman for Business Development
- **Dmitry Belik**
  - Chief Financial Officer
- **Yury Rovensky**
  - General Director
- **Artyom Inutin**
  - RBC TV & Media Business Director
- **Alexey Kuzovkin**
  - IT Business Director

BACK TO THE BEGINNING

MANAGEMENT TEAM / BOARD OF DIRECTORS

INDEPENDENT DIRECTORS ENSURE TRANSPARENT CORPORATE GOVERNANCE

- **Hans-Joerg Rudloff**
  - Chairman of the Executive Committee of Barclays Capital
- **Michael Hammond**
  - Investment banker, Partner at City Capital Corporation
- **Neil Osborn**
  - Managing Director and Publisher of Euromoney

BACK TO THE BEGINNING



Thank you!

RBC Information Systems
http://www.rbc.ru
http://www.rbcinfosystems.com
+7 (095) 363-1111